Submitted Pursuant to a Request for Confidential Treatment Pursuant to 17 C.F.R. 200.83

February 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan / David Link
Steve Lo / Joel Parker

Re:	Canada Goose Holdings Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1, submitted on
February 6, 2017
SEC Comment Letter dated February 14, 2017
CIK No. 001690511

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), on February 15, 2017, we have filed via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated February 14, 2017 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

General

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

1.	Please tell us what consideration was given to providing pro forma financial information for the following:

•	Those items in your recapitalization that have a continuing impact on your operations. Refer to Article 11 of Regulation S-X.

•	The earnings per share impact of the repayment of your outstanding indebtedness with a portion of the offering proceeds. Refer to SAB Topic 3.A.

Response to Comment 1:

The Company advises the Staff that it considered providing article 11 pro forma information, but ultimately concluded that this presentation in respect of the Recapitalization (as defined in the Registration Statement), in addition to the presentation being provided in respect of earnings per share, would not provide meaningful additional information to investors. The Company advises the Staff that it does intend to present the earnings per share impact of the issuance of shares in the offering and the application of the net proceeds thereof as described in the Registration Statement under “Use of Proceeds” and the termination of the Company’s management agreement with Bain Capital. As part of this presentation, the Company will necessarily include the pro forma impact of the repayment of the subordinated debt in the Recapitalization. The Company is providing an anticipated version of that presentation as Annex A.

Recapitalization. The Company completed the Recapitalization on December 2, 2016 pursuant to which it entered into a $216.7 million Term Loan Facility and repaid the entire $91.0 million aggregate principal amount of Bain Capital subordinated debt and accrued interest outstanding. The remaining proceeds from the Term Loan Facility were used to redeem preferred stock in the Recapitalization and to fund ongoing operations of the Company. Given the increase in indebtedness from $91 million to $216.7 million, the Company acknowledges that the Recapitalization is material to investors. However, the Company considered that the primary impact of the Recapitalization is reflected in the Company’s balance sheet as at December 31, 2016.

The Company also considered the impact of the Recapitalization on the Company’s statement of comprehensive income. The Company acknowledges that total annual interest expense on the Term Loan Facility will be significantly higher than interest expense associated with the Bain Capital subordinated debt. However, the Company also considered that (i) the increase in interest expense is expected to be largely consistent with the overall increase in indebtedness (interest expense on the Bain Capital subordinated debt was CAD$5.6 million for the fiscal year ended March 31, 2016 and the anticipated annual interest expense based on the coupon of the Term Loan Facility is expected to be approximately CAD$12.8 million, if annualized at the period average exchange rate of CAD$1.315 and assuming the LIBOR floor rate under the Term Loan Facility plus the applicable margin of 5.00%) and (ii) the interest expense under the Term Loan Facility fluctuates based on prevailing interest and exchange rates. As a result, the

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Company concluded that fixing the Term Loan Facility interest expense based off of an interest rate and an exchange rate as of the beginning of its most recently completed fiscal year would not be meaningful to investors, particularly in light of the fact that the impact on the balance sheet is fully reflected in the Registration Statement, the calculation of the interest rate under the Term Loan Facility is fully disclosed and that investors have been advised that fluctuations in exchange rates may also impact the calculation. The Company also notes that in its presentation of pro forma earnings per share, the Company will show the pro forma increase in interest expense associated with the Term Loan Facility as reflected on Annex A. Accordingly, the Company determined that a pro forma income statement reflecting the impact of the Company’s indebtedness following the Recapitalization would not provide investors with any meaningful additional information.

Summary Historical Consolidated Financial and Other Data, Page 11

2.	We acknowledge your response to prior comment 1. We believe that the adjustment for the interest expense on Bain Capital subordinated debt in your non-GAAP adjusted net income measure is not appropriate. Please remove it from this measure.

Response to Comment 2:

In response to the Staff’s comment, the Company has removed the adjustment for the interest expense on Bain Capital subordinated debt in its non-IFRS adjusted net income measure.

Business, page 65

3.	We note from your response from comment 5 that you are listing retailers based on their prominence. It remains unclear whether this presents a representative cross section of your retailers. If you elect to disclose certain retailers please revise your disclosure to ensure such disclosure is representative and provide us with the information requested in our prior comment to support such claims.

Response to Comment 3:

The Company advises the Staff that the list of retailers in the Registration Statement was provided to give an investor an understanding of the luxury and outdoor retailers in which it sells its products. The Company selected prominent retailers by geography and category to provide a representative sample of the Company’s retail partners that would be recognizable to investors, but the prominence of the retailers was not the primary factor in their selection. Instead the Company is trying to provide a balanced selection of luxury and outdoor retailers across the geographies in which it sells, including strategic growth areas such as [*****] and [*****].

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

In response to the Staff’s request, the Company supplementally advises the Staff of the following sales metrics [*****] of the retailers listed in the Registration Statement:

Retailer	[*****]	[*****]	[*****]
Sporting Life	[*****]	[*****]	[*****]
Nordstrom	[*****]	[*****]	[*****]
Saks 5th Avenue	[*****]	[*****]	[*****]
Harry Rosen	[*****]	[*****]	[*****]
Selfridges	[*****]	[*****]	[*****]
Gorsuch	[*****]	[*****]	[*****]
Lane Crawford	[*****]	[*****]	[*****]

Collectively, these retailers represented approximately [*****]% of the Company’s wholesale revenue in fiscal 2016.

Notes to Consolidated Financial Statements

Note 8. Earnings per share, page F-26

4.	We note from page F-34 that Class A and B senior preferred shares were entitled to non-cumulative dividends. Please clarify your agreements with these preferred shareholders with respect to the dividend rights. To the extent these preferred shareholders may participate in dividends with common shareholders, tell us how these preferred shares were considered in your calculation of earnings per share. In addition, clarify, and revise where applicable, whether Class D preferred shares were convertible to common shares when issued and their dividend rights.

Response to Comment 4:

Prior to the Recapitalization, the Class A Senior Preferred Shares, the Class B Senior Preferred Shares and the Class D Preferred Shares had the attributes described below.

Attributes of Class A and Class B Senior Preferred Shares.

•	Each holder of Class A Senior Preferred shares was entitled to receive dividends when and if declared in priority over all other classes of shares by the Company, up to a maximum Class A Senior Liquidity Price (which amount was equal to $1.00 minus the amount of any distributions made in respect of such class of shares).

•	Each holder of Class B Senior Preferred shares was entitled to receive dividends when and if declared second in priority to Class A Senior Preferred Shares but with priory over all other classes of shares issued by the Company, up to a maximum Class B Senior Liquidity Price (which amount was equal to $1.00 minus the amount of any distributions made in respect of such class of shares).

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Since the creation of the Class A and B Senior Preferred Shares in connection with the Bain Acquisition, there were no distributions on the Class A and B Senior Preferred Shares until the Recapitalization.

Both the Class A and B Senior Preferred Shares were convertible into common shares upon a Qualifying Liquidity Event or a Qualifying Sale of Shares, which was defined in the Company’s articles1. The Company considered these conversion rights and determined that they were contingently issuable ordinary shares under IAS 33.

[1]	A “Qualifying Liquidity Event” was defined as a Liquidity Event that results in proceeds that are greater than or equal to, in the aggregate, the Class A Senior Liquidity Price of all of the then outstanding Class A Senior Preferred Shares and the Class B Senior Liquidity Price of all of the then outstanding Class B Senior Preferred Shares, after the conversion of the Class B Junior Preferred Shares into Class B Senior Preferred Shares…and the conversion of the principal amount of the Senior Subordinated Note into Class A Senior Preferred Shares in accordance with the terms thereof; a “Liquidity Event” was defined as (i) a winding-up, liquidation or dissolution of the Company, whether voluntary or involuntary, or any other distribution of its assets of the Company among its shareholders for the purpose of winding up its affairs or otherwise, (ii) a merger, accepted tender offer, reorganization, business combination, consolidation, amalgamation or other transaction (other than a Sale of Shares) in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital pursuant to such merger, consolidation or amalgamation and, as a result of which holders of the Company’s issued and outstanding voting securities prior to such merger, tender offer, reorganization, business combination, consolidation, amalgamation or other transactions represent immediately following such merger, tender offer, reorganization, business combination, consolidation, amalgamation or other transactions, less than a majority, by voting power, of the shares of the surviving or resulting corporation or other successor entity (iii) the sale, lease, exclusive license, exchange, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by amalgamation or otherwise) one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exchange, exclusive license or other disposition is to a wholly owned subsidiary of the Company. A “Qualifying Sale of Shares” was defined as a Sale of Shares in which the proceeds of the purchase price for the outstanding shares and other outstanding equity interest in the Company is amount greater than or equal to, in the aggregate, the Class A Senior Liquidity Price of all of the outstanding Class A Senior Preferred Shares and the Class B Senior Liquidity Price of all of the then outstanding Class B Senior Preferred Shares, after the conversion of the Class B Junior preferred Shares into Class B Senior Preferred Shares…and the conversion of the principal amount of the Senior Subordinated Note into Class A Senior Preferred Shares in accordance with the terms thereof; a “Sale of Shares” was defined as a sale or other transaction (other than a Liquidity Event) pursuant to which a Person that did not own shares or other equity in the Company prior to such sale or other transaction acquires all of the outstanding shares and other outstanding equity interest in the Company.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Earnings per share.

In accordance with IAS 33.24, contingently issuable shares are treated as outstanding and are included in the calculation of basic earnings per share only from the date when all necessary conditions are satisfied (i.e. the events have occurred). Following the guidance in IAS 33.52, as in the calculation of basic earnings per share, contingently issuable ordinary shares are treated as outstanding and included in the calculation of diluted earnings per share if the conditions are satisfied (i.e., the events have occurred). Contingently issuable shares are included from the beginning of the period (or from the date of the contingent share agreement, if later). If the conditions are not satisfied, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

Because the contingency related to a liquidity event, specifically an IPO or sales of shares to a third party, and that event had not occurred, at any balance sheet date presented, the Company did not treat these preferred shares as potential ordinary shares and did not include them in the diluted EPS calculation for any period presented. Because there are many factors that can affect the successful completion of an IPO or liquidity event, management concluded that the contingency is not met until the IPO or liquidity actually becomes effective or happens; accordingly, the shares were not considered in the denominator for the computation of the diluted EPS.

Class D Preferred Shares. When issued, the Class D Preferred Shares were not convertible into common shares and had no rights to receive dividends.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 13. Share-based payments, page F-68

5.	We note from your disclosure on page F-69 that all of the outstanding options were amended to become options to acquire Class A common share of the Company in connection with the Recapitalization on December 2, 2016. Please provide us with an analysis showing how the prior options quantity and price were adjusted and tell us how you accounted for their modification.

Response to Comment 5:

Concurrent with the Recapitalization, the board of directors of the Company made the following adjustments under the stock option plan to outstanding options deemed by them to be equitable and appropriate: (i) converting all outstanding options to purchase Class B Common Shares and Class A Junior Preferred Shares into options to purchase Class A Common Shares, (ii) reducing the exercise price of certain options and (iii) issuing new options to certain option holders.

As a result of the Recapitalization, the Company’s equity was reduced by $212.5 million, representing the aggregate amount returned to shareholders. Prior to the Recapitalization, the

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

fully converted share count (assuming conversion of subordinated debt and preferred shares) was 189,800,000, prior to the 1- for-10,000,000 share split completed in connection with the Recapitalization. The reduction of equity on a per share basis was $1.1180. Because optionholders did not participate in the Recapitalization, their right to the equity value of the Company on a per share basis decreased without the benefit of the distribution that the other shareholders received. To compensate for this reduction in economic benefit, the option terms were modified.

The Company referred to IFRS 2 Share-based payments Appendix 2 – Application Guidance paragraphs 42-44 for its analysis. The accounting for a modification depends on whether the modification changes the classification of the arrangement and whether the changes are beneficial to the counterparty. IFRS 2 distinguishes between different types of beneficial and non-beneficial modifications. Generally, beneficial modifications result in changes to accounting for the share-based payments, while non-beneficial modifications do not result in modification accounting.

Optionholders were impacted differently, depending on their circumstances. For ease of explanation, the Company grouped optionholders with similar facts:

Group	Description	Change in Terms
Group 1	Holders of options with an exercise price of $1.00 in original grants, except those in Group 3.

Exercise price reduced to $0.01, which is less than the $1.1180 in the return of capital to shareholders.

Grant of new options in connection with the Recapitalization to make up the economic difference to the option holder with same terms as existing options and exercise price of $0.01

The number of options reduced by a factor of 1.898 and the strike price increased by a factor of 1.898 as a result of the share split.

Group 2	Holders of options with an exercise price greater than $1.00 in original grants, except those in Group 3.	Exercise price reduced by $1.1180. Number of options reduced by a factor of 1.898, and the strike price increased by a factor of 1.898 as a result of the share split.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Group 3	Holders of options who were no longer employed at the Company as of December 2, 2016.	Number of options reduced by a factor of 1.898 and exercise price increased by a factor of 1.898 as a result of the share split.

Group 1

For optionholders in Group 1, the exercise price could not be reduced to lower than $0.01 per share. As a result, reducing the exercise price by the per share return of equity amount was not possible because the exercise price was $1.00 in the original option grants. Therefore, Group 1 could not be economically made whole solely by reducing the exercise price. Consequently, these optionholders were economically worse off as a result of this modification and they were granted additional options to make up the economic difference. This would be considered a modification that was not beneficial because it is a decrease in the fair value of equity instruments originally granted.

To make these employees whole, the board of directors granted them new options at an exercise price of $0.01, a strike price that was subsequently increased by a ratio of 1.898 as a result of the share split, which compensated these employees for their lost economic value as a result of the modification.

The Company is accounting for this transaction in two parts:

1.	Modification of terms – This would be considered a modification that was not beneficial because it is a decrease in the fair value of equity instruments granted. Pursuant to IFRS 2, this modification is to be ignored.

2.	Grant of new option – The options that were issued on December 2, 2016 to make Group 1 optionholders whole will be accounted for as new grants under IFRS 2. That is, the options will be fair valued at the grant date and expense recognized over the vesting period. Approximately 112,000 new options were issued at a fair value of $8.94 per option resulting in $1.0 million of additional compensation expense to recognize. Since the vesting period mirrors the same period as the original grants, these options will be 60% vested as at 12/31/2016 resulting in expense of approximately $0.6 million in the period ended 12/31/2016.

Group 2

Optionholders in Group 2 had sufficient exercise prices to be able to reduce the exercise price by $1.1180 per share. The options were further modified by a decrease in the number of options and increase in the exercise price change in the same ratio (1.898). The effect is that had no change in their economic circumstances. These offsetting modifications were evaluated by the Company. A package of modifications might include several changes to the terms of a grant, some of which are favorable to the employee and some not. For example, a share option grant

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporate Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

can be modified by reducing the exercise price (give) and simultaneously reducing the number of granted options (take). In the Company’s view, it is appropriate to net the effects of both modifications, provided that they are agreed as part of a package. This is because the employee realizes the net change rather than being able to earn the enhanced benefit of the reduction of the exercise price without suffering the loss in the total number of options. If the net effect is beneficial, then we believe that this net effect should be accounted for by applying the requirements for beneficial modifications to the net change.

For Group 2, the net benefit was nil and therefore the options are not considered to be modified. As a result, there is no accounting impact.

Group 3

Optionholders in Group 3 were terminated in a period prior to the Recapitalization. As part of their termination arrangements the Company permitted them to retain certain vested and unvested options. The modifications to the terms of these optionholders were to reduce the number of shares with equivalent increase in the exercise price by a factor of 1.898. Because the exercise price was not reduced for the effect of the Recapitalization, these optionholders were worse off as a result of this modification because they have rights to a reduced equity value. This would be considered a modification that was not beneficial because it is a decrease in the fair value of equity instruments granted. Pursuant to IFRS 2, this modification is to be ignored.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355 or Rachel Phillips at (212) 841-8857.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Dani Reiss (Canada Goose Holdings Inc.)
John Black (Canada Goose Holdings Inc.)
David Forrest (Canada Goose Holdings Inc.)
Marc Jaffe (Latham & Watkins LLP)
Ian Schuman (Latham & Watkins LLP)
John Chory (Latham & Watkins LLP)

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

	Successor					Predecessor
CAD$000s (except per share data)	Nine months ended December 31, 2016	Nine months ended December 31, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Earnings (loss) per share
basic	0.45	0.36	0.26	0.14	(0.15)	157,505.15
diluted	0.44	0.35	0.26	0.14	(0.15)	157,505.15
Weighted average number of shares outstanding
basic	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	97
diluted	101,751,470	101,622,219	101,680,207	101,211,134	100,000,000	97
Pro forma statement of operations data (1):
Pro forma net income
Pro forma earnings (loss) per share—
Basic
Diluted
Pro forma weighted average number of shares outstanding—
Basic
Diluted

Other Data:
EBITDA (2)	$75,578	55,009	$46,870	$30,063	$(17,714)	$23,609
Adjusted EBITDA (2)	92,443	61,913	54,307	37,191	(8,113)	23,984
Adjusted EBITDA Margin (3)	26.2%	24.9%	18.7%	17.0%	(47.0)%	17.8%
Adjusted Net Income (loss) (2)	58,850	38,520	30,122	21,374	(7,691)	15,554
Gross Margin	52.3%	50.9%	50.1%	40.6%	14.8%	39.5%

	As of December 31, 2016	As of March 31, 2016	As of March 31, 2015
Financial Position Information:
Cash	$30,180	$7,226	$5,918
Total assets	442,062	353,018	274,825
Total liabilities	373,963	210,316	160,392
Shareholders’ equity	68,099	142,702	114,433

(1)	The pro forma statement of comprehensive income data for the fiscal year ended March 31, 2016 and the nine months ended December 31, 2016 give effect to (a) the Recapitalization, including the incurrence of indebtedness under the Term Loan Facility and Revolving Facility and the repayment of the Bain Capital subordinated debt, (b) the issuance of subordinate voting shares in the offering at an initial public offering price of $ per subordinate voting share, the midpoint of the range set forth on the cover of this prospectus and the application of the net proceeds therefrom as described in “Use of Proceeds,” and (c) the termination of our management agreement with Bain Capital in connection with the completion of this offering, as if each had occurred on the first day of the respective period presented. See “Related Party Transactions—Management Agreement” and “Recapitalization.”

The following is a reconciliation of historical net income to pro forma net income for the fiscal year ended March 31, 2016 and the nine months ended December 31, 2016:

	Nine months ended December 31, 2016	Fiscal year ended March 31, 2016
Net income as reported
Decrease in management fees(a)
Net increase in interest expense(b)
Decrease in income tax expense(c)
Pro forma net income
Pro forma weighted average shares outstanding(d)
Basic
Diluted
Pro forma basic net income per share
Pro forma diluted net income per share

(a)	Reflects the termination, in connection with the offering, of the management fees paid to Bain Capital pursuant to the management agreement for the periods presented. See “Related Party Transactions—Management Agreement.”

(b)	Reflects the net adjustment to interest expense resulting from the incurrence of indebtedness under the new Term Loan Facility and Revolving Facility, the repayment of the subordinated debt and the repayment, with the net proceeds of this offering, of $ aggregate principal amount of outstanding loans under our Term Loan Facility and the repayment of $ under our Revolving Facility. See “Description of Indebtedness,” and “Use of Proceeds.”

(c)	Reflects adjustments to historical income tax expense to reflect the net decreases in income tax expense due to lower income before income taxes resulting from the decrease in management fees as a result of the termination of the management agreement with Bain Capital described in (a) above and a net increase in interest expense as a result of our new Term Loan Facility and Revolving Facility as described in (b) above, assuming a tax rate of % for each respective period presented.

(d)	Reflects additional subordinate voting shares to be issued by us in this offering.

The following is a reconciliation of historical interest expense to pro forma interest expense for the fiscal year ended March 31, 2016 and the nine months ended December 31, 2016:

	Nine months ended December 31, 2016	Fiscal year ended March 31, 2016
Interest expense as reported
Increase resulting from Recapitalization Transactions(e)
Decrease resulting from application of net proceeds (f)
Pro forma interest expense

(e)	Reflects the interest expense resulting from the increase in our outstanding borrowings pursuant to the Term Loan offset by the pay down of subordinated debt described in footnote (b) above as if these transactions had occurred on April 1, 2015 and was in effect during the entire periods presented. The interest expense for the Term Loan Facility is calculated by assuming the base LIBOR rate of 1% plus the applicable margin of 5.00% and period average exchange rate of CAD$ 1.315= $1.00 USD and is not calculated using the effective interest method and therefore excludes the impact of approximately CAD$6.5 million of original issue discount and transaction costs of CAD$3.4 million incurred in connection with the issuance of the Term Loan Facility.

(f)	Reflects the application of $ million of net proceeds to the repayment of indebtedness under our Term Loan Facility and $ million of net proceeds to the repayment of indebtedness under our Revolving Facility, at the assumed interest rate of %. This decrease excludes the items described under note (e).

(2)	EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following the Acquisition, we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives, which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for management employees. In addition, we believe EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The tables below illustrate a reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income for the periods presented:

CAD$000s	Nine months ended December 31, 2016	Nine months ended December 31, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma Period ended March 31, 2014 (l)
Net income (loss)	$45,071	$35,687	$26,485	$14,425	$15,278	$(15,477)	$3,023
Add the impact of:
Income tax expense (recovery)	15,416	8,662	6,473	4,707	5,550	(5,054)	1,024
Interest expense	8,620	6,017	7,996	7,537	1,815	1,788	7,136
Depreciation and amortization	6,471	4,643	5,916	3,394	966	1,029	3,146

EBITDA	75,578	55,009	46,870	30,063	23,609	(17,714)	14,329
Add the impact of:
Bain Capital management fees (a)	1,560	647	1,092	894	—	277	539
Transaction costs (b)	5,624	8	299	—	—	5,791
Purchase accounting adjustments (c)	—	—		2,861	—	2,906
Unrealized (gain)/loss on derivatives (d)	4,422	—	(4,422)	(138)	—	—	—
Unrealized foreign exchange loss on term loan (e)	1,561	—	—	—	—	—	—
International restructuring costs (f)	175	2,877	6,879	1,038	—	—	—
Share-based compensation (g)	2,536	375	500	300	—	—	—
Agent terminations and other (h)	—	2,997	3,089	2,173	375	627	1,002
Non-cash rent expense (i)	987	—	—	—

Adjusted EBITDA	$92,443	$61,913	$54,307	$37,191	$23,984	$(8,113)	$15,870

CAD$000s	Nine months ended December 31, 2016	Nine months ended December 31, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma Period ended March 31, 2014 (l)
Net income (loss)	$45,071	$35,687	$26,485	$14,425	$15,278	$(15,477)	$3,023
Add the impact of:
Bain Capital management fees (a)	1,560	647	1,092	894	—	277	539
Transaction costs (b)	5,624	8	299	—	—	5,791	—
Purchase accounting adjustments (c)	—	—	—	2,861	—	2,906	—
Unrealized (gain)/loss on derivatives (d)	4,422	—	(4,422)	(138)	—	—	—
Unrealized foreign exchange loss on term loan (e)	1,561	—	—	—	—	—	—
International restructuring costs (f)	175	2,877	6,879	1,038	—	—	—
Share-based compensation (g)	2,536	375	500	300	—	—	—
Agent terminations and other (h)	—	2,997	3,089	2,173	375	627	1,002
Non-cash rent expense (i)	987	—	—	—	—	—	—
Amortization on intangible assets acquired by Bain Capital (j)	1,632	1,632	2,175	2,175	—	725	2,175

Total adjustments	18,497	8,536	9,612	9,303	375	10,326	3,716
Tax effect of adjustments	(4,717)	(2,159)	(2,431)	(2,354)	(99)	(2,540)	(940)
Tax effect of one-time intercompany transaction (k)	—	(3,544)	(3,544)	—	—	—	—

Adjusted Net income (loss)	$58,850	$38,520	$30,122	$21,374	$15,554	$(7,691)	$5,799

(a)	Represents the amount paid pursuant to the management agreement with Bain Capital for ongoing consulting and other services. In connection with this offering, the management agreement will be terminated, and Bain Capital will no longer receive management fees from us. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(b)	In connection with the Acquisition and the filing of this prospectus, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred and were directly related to these two matters. These fees are not indicative of the company’s ongoing costs and we expect they will discontinue following the completion of this offering.

(c)	In connection with the Acquisition, we recognized acquired inventory at fair value, which included a mark-up for profit. Recording inventory at fair value in purchase accounting had the effect of increasing inventory and thereby increasing the cost of sales in subsequent periods as compared to the amounts we would have recognized if the inventory was sold through at cost. The write-up of acquired inventory sold represents the incremental cost of sales that was recognized as a result of purchase accounting. This inventory was sold in fiscal 2014 and fiscal 2015 and has impacted net income in both periods.
(d)	Represents unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.
(e)	Represents a non-cash charge for unrealized losses on the translation of the Term Loan Facility from USD to CAD$.
(f)	Represents expenses incurred to establish our European headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel and incurring temporary office costs.
(g)	Represents non-cash share-based compensation expense. Adjustments in fiscal 2017 reflect management’s estimates that certain tranches of outstanding option awards will vest.
(h)	Represents accrued expenses in respect of termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.
(i)	Represents non-cash amortization charges during pre-opening periods for new store leases.
(j)	As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years.
(k)	During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded during the year.
(l)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” for a presentation of our Unaudited Pro Forma Combined Supplemental Financial Information for the year ended March 31, 2014.
(3)	Adjusted EBITDA Margin is equal to Adjusted EBITDA for the period presented as a percentage of revenue for the same period.

	Successor					Predecessor
CAD$000s (except per share data)	Nine months ended December 31, 2016	Nine months ended December 31, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Statement of Operations Data:
Revenue	352,681	248,909	290,830	218,414	17,263	134,822
Cost of sales	168,403	122,107	145,206	129,805	14,708	81,613

Gross profit	184,278	126,802	145,624	88,609	2,555	53,209
Selling, general & administrative expenses	110,270	72,851	100,103	59,317	20,494	30,119
Depreciation and amortization	4,901	3,585	4,567	2,623	804	447

Operating income (loss)	69,107	50,366	40,954	26,669	(18,743)	22,643
Net interest and other finance costs	8,620	6,017	7,996	7,537	1,788	1,815

Income before income tax expense (recovery)	60,487	44,349	32,958	19,132	(20,531)	20,828
Income tax expense (recovery)	15,416	8,662	6,473	4,707	(5,054)	5,550

Net income (loss)	45,071	35,687	26,485	14,425	(15,477)	15,278

Other comprehensive loss	(729)	—	(692)

Total comprehensive income (loss)	44,342	35,687	25,793	14,425	(15,477)	15,278

Earnings (loss) per share—
Basic	0.45	0.36	0.26	0.14	(0.15)	157,505.15
Diluted	0.44	0.35	0.26	0.14	(0.15)	157,505.15
Weighted average number of shares outstanding—
Basic	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	97
Diluted	101,751,470	101,622,219	101,680,207	101,211,134	100,000,000	97
Pro forma statement of operations data (1):
Pro forma net income
Pro forma earnings (loss) per share—
Basic
Diluted
Pro forma weighted average number of shares outstanding—
Basic
Diluted

Other Data:
EBITDA(2)	$75,578	$55,009	$46,870	$30,063	$(17,714)	$23,609
Adjusted EBITDA(2)	92,443	61,913	54,307	37,191	(8,113)	23,984
Adjusted EBITDA Margin(3)	26.2%	24.9%	18.7%	17.0%	(47.0)%	17.8%
Adjusted Net Income (loss)(2)	58,850	38,520	30,122	21,374	(7,691)	15,554
Gross Margin	52.3%	50.9%	50.1%	40.6%	14.8%	39.5%

(1)	See note 1 in “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for a reconciliation to the nearest IFRS measure.

(3)	See note 2 in “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

	As of December 31, 2016	As of March 31, 2016	As of March 31, 2015
Financial Position Information:
Cash	30,180	7,226	5,918
Total assets	442,062	353,018	274,825
Total liabilities	373,963	210,316	160,392
Shareholders’ equity	68,099	142,702	114,433